BAKER BOTTS LLP	2001 ROSS AVENUE	AUSTIN
	DALLAS, TEXAS	BAKU
	75201-2980	DALLAS
	214.953.6500	DUBAI
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Sarah M. Rechter
(214) 953-6419
FAX (214) 661-4419
sarah.rechter@bakerbotts.com
October 25, 2005
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
100 F Street, N.E.
Room 4561
Washington, D.C. 20549

Re:	Zix Corporation
Amendment No.1 to Registration Statement on Form S-3 filed October 6, 2005 File No. 333-128186
Ladies and Gentlemen:
     As legal counsel for, and on behalf of Zix Corporation (the “Company”), we are providing this letter in response to the Commission’s letter of comment to the Company dated October 17, 2005 and to provide information regarding the changes that are incorporated in Pre-Effective Amendment No. 2 to the above-referenced Registration Statement (“Amendment No. 2”), which has been filed with the Commission via EDGAR simultaneously with this response. The numbering below corresponds to the numbering used in the comment letter. In addition, we have today forwarded, by way of overnight delivery, five marked copies of Amendment No. 2, c/o Daniel Lee, for the convenience of the Staff.
Item 16. Exhibits.
1.	COMMENT:

We note your response to prior comment 8 that you excluded certain personal information of your investors from your exhibit filing. We reissue comment 8. Please note that Rule 24b-2 under the Exchange Act provides “the exclusive means of requesting confidential treatment of information required to be filed under the [Exchange] Act.” Please refile your exhibits without redaction or, otherwise, submit a confidential treatment request pursuant to Rule 24b-2 in order to seek relief from the disclosure requirements of the Exchange Act.

RESPONSE:

1

In response to the Staff’s comment, the Company filed a Form 8-K/A (the “Form 8-K/A”) on October 21, 2005, amending the Form 8-K filed by the Company on August 9, 2005, as amended, including all schedules, appendices and exhibits to the Securities Purchase Agreement (filed as Exhibit 4.1 to the Form 8-K/A) and the Escrow Agreement (filed as Exhibit 10.1 to the Form 8-K/A). Schedule A to the Securities Purchase Agreement and Schedule A to the Escrow Agreement include the personal information of the Company’s investors, such as telephone and facsimile numbers, previously omitted from such schedules. The Form 8-K/A has been incorporated by reference into Amendment No. 2 (on page 9 of Amendment No. 2) and the Securities Purchase Agreement and Escrow Agreement are specifically incorporated by reference to Exhibits 4.1 and 10.1 of the Form 8-K/A as exhibits to Amendment No. 2.

2.	COMMENT:

We note your reliance on Item 601(b)(2) of Regulation S-K to exclude the filing of the disclosure letter as an exhibit. Please note that Item 601(b)(2) applies specifically to plans of acquisition, reorganization, arrangement, liquidation or succession and does not appear applicable in this circumstance. Accordingly, please file the disclosure letter as an exhibit.

RESPONSE:

In response to the Staff’s comment, the Company filed the Form 8-K/A noted in the response to comment 1 above. The disclosure letter is filed as Exhibit B to the Securities Purchase Agreement (filed as Exhibit 4.1 to the Form 8-K/A). The Form 8-K/A has been incorporated by reference into Amendment No. 2 and the Securities Purchase Agreement and Escrow Agreement are specifically incorporated by reference to Exhibits 4.1 and 10.1 of the Form 8-K/A as exhibits to Amendment No. 2.
Form 8-K filed August 9, 2005, as amended
3.	COMMENT:

Please amend your Form 8-K filing to reflect the subsequent filing of the subject exhibits in your amendment to your Form S-3.

RESPONSE:

As noted above, the requested schedules and exhibits have been filed as Exhibits to the Company’s Form 8-K/A filed on October 21, 2005. The Form 8-K/A has been incorporated by reference into Amendment No. 2 (on page 9 of Amendment No. 2) and the Securities Purchase Agreement and Escrow Agreement are specifically incorporated by reference to Exhibits 4.1 and 10.1 of the Form 8-K/A as exhibits to Amendment No. 2.

     We hope that the foregoing addresses the Commission’s comments. Please call the undersigned (214.953.6419) or David Emmons (214.953.6414) of this Firm or Ronald Woessner (214-370-2219) of the Company should you have any questions about the foregoing.

Very truly yours,
/s/ Sarah Rechter
Sarah Rechter

cc:	Mark P. Shuman
Barbara C. Jacobs
Daniel Lee
Anne Nguyen
Ronald Woessner
Bradley C. Almond
Tanya Foreman
David Emmons

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